CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: “Independent Technical Report 2016 Resources and Reserves Update Bisha Mine, Eritrea” prepared for Nevsun Resources Ltd. dated 09 August, 2017 with effective date December 31, 2016 (the “Technical Report”).

I, Christopher Elliott, FAusIMM, do hereby certify that:

1	I am a Principal Consultant (Mining) with the firm of SRK Consulting (Canada) Inc. with an office at 2200 - 1066 West Hastings Street, Vancouver, B.C., Canada.

2	I am a graduate of the Ballarat CAE with a Bachelor of Engineering and of Macquarie University with a Graduate Diploma of Geoscience. I have practised my profession continuously since 1986. I have worked as a Mining Engineer continuously for a total of 31 years since my graduation from University. As a result of my experience and qualifications, I am a Qualified Person as defined in NI 43–101.

3	I am registered as a Fellow of The Australasian Institute of Mining and Metallurgy (AusIMM, #103277).

4	I have not visited the Bisha property.

5	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43 101F1.

6	As a qualified person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

7	I accept professional responsibility for Sections 1 and 2 as well as relevant sections described in Executive Summary of this technical report.

8	I have not had prior involvement with the subject property.

9	As of the date of this certificate, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

10	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated 09 August, 2017 at Vancouver, Canada.

[“signed and sealed”] Christopher Elliott, FAusIMM Principal Consultant (Mining) SRK Consulting (Canada) Inc.